UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 1-12001

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

ATI Forgings and Castings Savings and Deferral Plan

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Audited Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Allegheny Technologies Incorporated

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the ATI Forgings and Castings Savings and Deferral Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Schenck SC

Certified Public Accountants

Milwaukee, Wisconsin

June 27, 2013

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	December 31
	2012	2011
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$48,900,344	$—
Interest in registered investment companies	61,017	7,295,913
Interest in common collective trusts	—	2,851,495

Total investments at fair value	48,961,361	10,147,408
Notes receivable from participants	1,148,925	680,040
Employer contribution receivable	104,630	138
Employee contributions receivable	93,896	387
Accrued Interest	405	405

	1,347,856	680,970

Net assets available reflecting investments at fair value	50,309,217	10,828,378

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(161,960)	—

Net assets available for benefits	$50,147,257	$10,828,378

See accompanying notes.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Year Ended December 31, 2012
Contributions:
Employee	$1,060,703
Employer	447,793
Rollovers	90,651

Total contributions	1,599,147

Interest income on notes receivable from participants	33,397

Transfers from merged plans	37,202,693

Investment income:
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	216,952
Net gain from interest in registered investment companies	875,250
Net gain from interest in common collective trusts	28,281
Dividend income	40,892
Other income/(loss)	(28,992)

Total investment income	1,132,383

39,967,620

Distributions to participants	(645,307)
Fees	(3,434)

(648,741)

Net increase in net assets available for benefits	39,318,879
Net assets available for benefits at beginning of year	10,828,378

Net assets available for benefits at end of year	$50,147,257

See accompanying notes.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The ATI Forgings and Castings Savings and Deferral Plan (the Plan) (formerly known as the Pacific Cast Technologies, Inc. Savings and Deferral Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was amended to merge the balances of the ATI Ladish Savings & Deferral Plan, the Chen-Tech Industries Inc. Employee Retirement Benefit Plan, and the Valley Machining Inc. 401(k) Plan defined contribution plans into the ATI Forgings and Castings Savings and Deferral Plan during 2012. These transactions are reflected as transfers. The Plan’s sponsor is Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The Plan includes participating employers of the controlled group which includes salaried employees located at the Cudahy Forging Division of ATI Ladish LLC, ATI Ladish Machining, Inc., Pacific Cast Technologies, Inc., Chen-Tech Industries Inc., and Valley Machining, Inc. (collectively known as the Company). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information regarding eligibility, vesting, contributions, and withdrawals.

The Plan is a prototype defined contribution plan established by Bank of America, N.A. (the Trustee) under the provisions of Section 401(a) of the Internal Revenue Code (the Code), which includes a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees completing one hour of service are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Bank of America, N.A. was the Trustee for the Plan and was responsible for administering, investing and safekeeping of all the Plan’s assets through September 30, 2012. Effective October 1, 2012, Mercer Trust Company succeeded Bank of America, N.A. as the Trustee for the Plan and became responsible for administering, investing and the safekeeping of all the Plan’s assets.

Individual accounts are maintained for each participant, reflecting the participant’s before-tax and after-tax contributions, rollover contributions, Company matching contributions, and account earnings. The Plan’s income and any related administrative expenses are allocated to participant accounts based on the proportionate value of the participant’s accounts to the total market value of all accounts.

Amounts up to 65% of a participant’s compensation, as defined in the Plan agreement, can be contributed in any combination of after-tax and before-tax contributions for each biweekly period, subject to limitations imposed by the Code ($17,000 and $16,500 for calendar years 2012 and 2011, respectively). Catch up contributions of $5,500 were available to participants 50 years or older in 2012 and 2011. Participants are allowed to rollover existing qualified retirement funds into the Plan.

The Company provides nondiscretionary contributions in amounts equal to 50% of the first 5% of participants’ compensation contributed as an elective deferral calculated per payroll period.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

The balance in a participant’s account relating to Company contributions and associated earnings generally becomes 20% vested each year of credited service and such vesting increases ratably to 100% after five years. In the event of termination prior to 100% vesting, the non-vested portion is forfeited. Employees are 100% vested in their contributions and associated earnings at all times.

A participant may borrow the lesser of $50,000 or 50% of his or her account balance. Loans are repayable through payroll deductions over periods ranging up to 60 months for general purpose loans and up to 180 months for residential loans. The interest rate is determined at the issuance of the loans at a rate equivalent to prevailing interest rates charged by a professional lender and is fixed over the life of the note. The interest rates on outstanding loans at December 31, 2012, ranged from 4.25% to 10.50%.

Participants, while employed, may withdraw all or a portion of their after-tax contributions and may also withdraw all or a portion of their before-tax contributions in the event of demonstrated financial hardship, as defined by the Plan. After age 59 1/2, a participant may withdraw the vested portion of this account.

Participants with account balances greater than $1,000 are not required to take a distribution upon termination. Participants making hardship withdrawals are not permitted to contribute to the Plan for 12 months after the date of the hardship withdrawal.

Payments of benefits are available by request upon termination due to retirement, disability, death, or other voluntary or involuntary termination of employment. Distributions of account balances are made as lump-sum payments.

All expenses incurred in the administration of the Plan are paid by the Plan, except as paid for or reimbursed by the Company.

2. Significant Accounting Policies

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Notes to Financial Statements (Continued)

2. Significant Accounting Policies (continued)

Investment Valuation

Certain assets of the Plan have been commingled in the Allegheny Technologies Incorporated Master Trust (the Master Trust) with the assets of various ATI sponsored defined contribution plans for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust, and is stated at fair value.

Master Trust assets as well as income/losses are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Payment of Benefits

Benefits are recorded when paid.

Participant loans

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2012 or 2011. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Under the amendments in this guidance, an entity is required to provide additional disclosures about the valuation processes and sensitivities of Level 3 assets and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value is required to be disclosed. The amendments in this guidance also required information about transfers between Level 1 and Level 2. The Plan adopted this guidance on January 1, 2012, and it did not have a material effect on our financial statements.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Notes to Financial Statements (Continued)

3. Investments

Certain assets of the Plan along with the assets of various other ATI sponsored plans were transferred into the Allegheny Technologies Incorporated Master Trust (the Master Trust) during the year ended December 31, 2012. The Plan’s interest in the net assets of the Master Trust was approximately 6% at December 31, 2012. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the Master Trust.

The Plan’s approximate share of the various investment types held by the Master Trust at December 31, 2012 was as follows:

Synthetic investment contracts	1%
Registered investment companies	10%
Common collective trusts	7%
Guaranteed investment contracts	1%
Corporate common stock	<1%

The following table is a summary, at fair value, of the net assets of the Master Trust by investment type as of December 31, 2012:

Common collective trusts	$323,922,840
Registered investment companies	232,490,850
Synthetic investment contracts (a)	184,046,579
Corporate common stock	66,692,496
Guaranteed investment contracts	39,622,255

Total investments held by the Master Trust at fair value	$846,775,020

(a)	This class includes approximately 4% government and government agency bonds, 3% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 77% common collective trusts, and 4% asset-backed securities.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Notes to Financial Statements (Continued)

3. Investments (continued)

Investment income attributable to the Master Trust for the twelve months ended December 31, 2012 was as follows:

Net appreciation (depreciation) in fair value of investments:
Common collective trusts	$29,144,680
Synthetic investment contracts	3,946,844
Guaranteed investment contracts	636,187
Registered investment companies	29,645,679
Corporate common stocks	(31,073,635)

Net appreciation (depreciation) in fair value of investments	32,299,755

Expenses
Administrative expenses and other, net	(1,300,657)

Total investment gain	$30,999,098

The BNY Mellon Stable Value Fund (the Fund) investment alternative invests in guaranteed investment contracts (GICs), a pooled separate account, and actively managed structured or synthetic investment contracts (SICs), and a common collective trust (CCT). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities (ABOs), common collective trusts (CCT), and collateralized mortgage obligations (CMOs).

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Such interest rates are reviewed and may be reset on a quarterly basis. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration”. A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Notes to Financial Statements (Continued)

3. Investments (continued)

Average yields for all fully benefit-responsive investment contracts held by the Master Trust for 2012 were as follows:

Based on actual earnings	2.34%
Based on interest rate credited to participants	2.11%

Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

The following presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2011:

Invesco Stable Value Retirement	$2,851,495
Merrill Lynch Blackrock S&P 500 Index Fund	2,184,549
American Balance Fund	728,414
The Oakmark International Fund	721,280
Franklin Small-Cap Value Fund	693,112
PIMCO Total Return Portfolio	642,805
Invesco Van Kampen Mid-Cap Growth Fund	613,012

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Notes to Financial Statements (Continued)

4. Fair Value Measurements

In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Determination of Fair Value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The three levels of inputs to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Notes to Financial Statements (Continued)

4. Fair Value Measurements (continued)

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Valuation Methodologies

The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:

•

Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.

•

Common collective trust funds – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•

Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Notes to Financial Statements (Continued)

4. Fair Value Measurements (continued)

•

Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•

Guaranteed investment contracts – Guaranteed investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Fair values for traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration market rates. GICs are classified within Level 2 of the valuation hierarchy.

The following table presents the financial instruments of the Master Trust at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2012. The Master Trust had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the period presented.

Master Trust assets measured at fair value on a recurring basis:

December 31, 2012	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$323,922,840	$323,922,840
Interest in registered investment companies (b)	232,490,850	—	232,490,850
Interest in synthetic investment contracts (c)	—	184,046,579	184,046,579
Corporate common stock (d)	66,692,496	—	66,692,496
Interest in guaranteed investment contracts	—	39,622,255	39,622,255

	$299,183,346	$547,591,674	$846,775,020

a)	This class includes approximately 9% fixed income funds, 13% equity funds and 78% target dated funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
b)	This class includes approximately 46% U.S. equity funds, 13% non-U.S. equity funds, and 41% fixed income fund.
c)	This class includes approximately 4% government and government agency bonds, 3% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 77% common collective trusts, and 4% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
d)	Comprised of ATI common stock.

In addition to the Plan’s investments in the Master Trust the Plan holds $61,017 in self-directed accounts as of December 31, 2012. These self-directed accounts are invested in registered investment companies and are categorized as Level 1 assets.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Notes to Financial Statements (Continued)

4. Fair Value Measurements (continued)

The following table presents the Plan’s financial instruments carried at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2011. The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the period presented.

Plan assets measured at fair value on a recurring basis:

December 31, 2011	Level 1	Level 2	Total
Interest in registered investment companies (a)	$7,295,913	$—	$7,295,913
Interest in common collective trusts (b)	—	2,851,495	2,851,495

Total assets at fair value	$7,295,913	$2,851,495	$10,147,408

a)	This class includes approximately 37% U.S. equity funds, 10% non-U.S. equity funds, 13% balanced funds, 31% target date funds, and 9% fixed income funds.
b)	This class includes approximately 23% government and government agency bonds, 22% corporate bonds, 26% residential mortgage-backed securities, 11% commercial mortgage-backed securities, 4% short-term investments, and 14% asset-backed securities.

5. Income Tax Status

The Plan (originally, the Pacific Cast Technologies, Inc. Savings and Deferral Plan), adopted a prototype defined contribution plan (prototype plan) administered by the Trustee. The Internal Revenue Service has determined and informed the Trustee by a letter dated March 31, 2008, that the prototype plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (IRC). The Plan Administrator has not requested a separate opinion letter from the IRS for the Plan since the prototype plan was amended in 2010 to comply with tax law changes under the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) of 2001 and related legislation. However, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and operated in compliance with the prototype plan and the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2009.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Notes to Financial Statements (Continued)

6. Plan Termination

Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

EIN: 25-1792394 Plan: 022

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2012

Description	Current Value
Participant loans* (4.25% to 10.50%, with maturities through 2024)	$1,148,925

Registered investment companies:
Self-directed accounts:
Direxion Funds Monthly Small Cap Bear 2X	$41,790
Managers Real Estate Security Fund	10,073
Gabelli Gold Fd Inc	8,990
TD America Money Market Portfolio	164

Total Self-directed accounts	$61,017

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ATI FORGINGS AND CASTINGS SAVINGS AND DEFERRAL PLAN

Date: June 27, 2013	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)